Heineken
NV

RECEIVED

2007 JUL 31 A 10: 3

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Vijzelstraat 72
1017 HL Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

07025628

SUPPL

date
06 July 2007

subject
Exemptionfile 82-4953

our reference

your reference

dealt with by

page
1 of 1

Dear Sir, Madam,

Attached please find the latest publications of Heineken NV. This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

Yours sincerely,
Heineken N.V.

J. van de Merbel
Director Investor Relations
Corporate Finance

PROCESSED
AUG 0 2 2007
THOMSON
FINANCIAL

dw 8/1

Heineken to appeal against European Commission decision

Amsterdam, 1 June 2007 - Heineken N.V. announced today that it will file an appeal against the decision of the European Commission for an alleged infringement of European Union anti trust law between 1996 and 1999. The European Commission issued the decision on April 18, 2007 following a seven-year process that began in March 2000. Heineken received the full decision on April 25, 2007.

Having now studied the full decision in detail, it is clear that there remain significant differences of interpretation and disagreement on some of the company's arguments. In particular, Heineken acknowledged in its original defence that various meetings and contacts took place between the brewers, some of them nearly 12 years ago. The European Commission though failed to accept Heineken's assertion that these meetings did not constitute a cartel.

Heineken has in place a strong competition compliance policy across the entire business and has a comprehensive code of business conduct for all employees. Both processes are subject to annual review or audit, and compliance to competition law is recognised as being an important business principle.

Given that the issues relating to the European Commission decision are now part of a formal, legal process, Heineken will not comment further on its decision to appeal.

Editorial information:
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the company owns over 115 breweries in more than 65 countries. With a Group beer volume of 132 million hectolitres Heineken ranks second in the world beer market in profitability. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2006, revenues amounted to € 12 billion and net profit (before exceptional items and amortisation of brands) amounted to € 930 million. Heineken employs over 57,500 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA NA and HEIO NA and on the Reuter Equities 2000 Service under HEIN.AS and HEIO.AS.
Additional information is available on Heineken's home page: http//www.heinekeninternational.com.

Press enquiries
Véronique Schyns
Tel: +31 (0)20 52 39 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 (0)20 52 39 590
investors@heineken.com

Heineken acquires Krušovice Brewery in Czech Republic

Amsterdam, 14 June 2007 - Heineken N.V. announced today the acquisition of Krušovice Brewery in the Czech Republic from Radeberger Gruppe KG. As a result of this transaction, the market share of Heineken in the Czech Republic will increase to 8%, with total volumes of over 1.6 million hectolitres, improving Heineken's position in the market to number three.

The transaction, which will be funded from existing cash resources, is expected to be earnings enhancing in 2008 and value enhancing in 2010. The proposed acquisition will be submitted to the relevant competition authorities and is expected to be completed by 1 September 2007. Under the terms of the transaction, the acquisition price is not disclosed.

The Royal Brewery of Krušovice was founded in 1517, is situated around 70 km west of Prague and employs 300 staff. The brewery has a portfolio in the premium segment of the market, with the main Krušovice brand, one of the oldest Czech beer brands, and five variants, Svetle, Musketyr, Imperial, Cerne and Jubilejní. The state of the art Krušovice Brewery is profitable. In 2006, sales volumes were 700,000 hectolitres. Production capacity is 1 million hectoliters with the possibility to expand. The domestic market share is almost 3%.

Nico Nusmeier, Regional President Central and Eastern Europe of Heineken N.V., commented: "This acquisition strengthens our base and provides a strong opportunity to accelerate top-line growth in the Czech market. The Krušovice brand is very popular among local consumers and we are confident that with appropriate commercial investment, this brand has clear potential to grow. In addition, we plan to further extend the excellent export position of the Krušovice brand by leveraging the reputation of Czech beers, particularly in Central and Eastern Europe. The brewery's proximity to the city of Prague represents potential to further grow the Heineken brand."

Heineken currently owns Starobrno Brewery in the Czech Republic, with production facilities in Brno and Znojmo in the South Moravia region. The brewery brews Starobrno, Hostan and Zlaty Bazant brands and imports Heineken. The brewery has a domestic market share of more than 5%.

The Czech beer market, one of Europe's reference beer markets and profitable, has been stable for years. Annual consumption is currently estimated at 16 million hectoliters. In 2006, Czech per capita consumption was 159 litres per year, the highest in the world.

Editorial information:

About Heineken N.V.

Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the company owns over 115 breweries in more than 65 countries. With a Group beer volume of 132 million hectolitres Heineken ranks fourth in the world beer market by volume. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2006, revenues amounted to € 12 billion and net profit (before exceptional items and amortisation of brands) amounted to € 930 million. Heineken employs over 57,500 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA NA and HEIO NA and on the Reuter Equities 2000 Service under HEIN.AS and HEIO.AS.
Additional information is available on Heineken's home page: http//www.heinekeninternational.com.

About Krušovice

More information on http://www.pivo-krusovice.cz/en/
To download images, please visit http://www.heinekeninternational.com/mediakitbrands.aspx

Press enquiries

Véronique Schyns
Tel: +31 (0)20 52 39 355
Mobile: +31 (0)6 20 30 01 39
veronique.schyns@heineken.com

Investor and analyst enquiries

Jan van de Merbel
Tel: +31 (0)20 52 39 590
investors@heineken.com

Heineken announces departure of Group Commerce Director

Amsterdam, 25 June 2007 - Heineken N.V. today announced that Peter van Campen, Group Commerce Director will leave the business in order to pursue other career opportunities and interests.

Mr. van Campen will leave on July 1, 2007 and a successor will be named shortly.

Commenting on the departure, Jean-François van Boxmeer, Heineken N.V. CEO said, "I would like to thank Peter for the significant contribution he has made to our business over the last 15 years, in particular, for the important role he has played in professionalising our commercial approach and building a strong platform for growth of the Heineken brand. However, given some differing views that we both acknowledge, we have mutually agreed to part company. Peter leaves with our thanks and sincere best wishes for his next career step."

Peter van Campen said "Heineken has been my real passion for 15 years where I have enjoyed a great career but I see this as the right moment to pursue new opportunities."

Mr. van Campen joined Heineken in 1992 and worked in the Dutch and Thai operating companies before moving to Head Office in Amsterdam as Director Commercial Excellence in 2003. He was appointed Group Commerce Director and a member of the Heineken N.V. Executive Committee in October 2005.

Editorial information:
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the company owns over 115 breweries in more than 65 countries. With a Group beer volume of 132 million hectolitres Heineken ranks fourth in the world beer market by volume. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2006, revenues amounted to € 12 billion and net profit before exceptional items and amortisation of brands amounted to € 930 million. Heineken employs over 57,500 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA NA and HEIO NA and on the Reuter Equities 2000 Service under HEIN.AS and HEIO.AS.
Additional information is available on Heineken's home page: http//www.heinekeninternational.com.

Press enquiries
Véronique Schyns
Tel: +31 (0)20 52 39 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 (0)20 52 39 590
investors@heineken.com

END